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                              June 1, 2023

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Holding Limited
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Holding Limited
                                                            Registration
Statement on Form F-4
                                                            Filed May 17, 2023
                                                            File No. 333-271994

       Dear Dongfeng Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed May 17, 2023

       General

   1. The second paragraph of the cover page indicates that rights will be issued in the transaction; however,
your fee table does not include rights. Please revise or advise.
                                                        Ensure your legality
opinions address any rights that will be issued.
   2. We note you have two sections titled "Management's Discussion and Analysis of
                                                        Financial Condition and
Results of Operations of noco-noco" beginning on pages 205 and
                                                        213. Please revise or
advise.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
June 1, 2023NamePrime Number Holding Limited
June 1,
Page 2 2023 Page 2
FirstName LastName
3. Please tell us, with a view toward disclosure, whether you have received notice from the
         underwriters or any other firm engaged in connection with the SPAC   s
initial public
         offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the
SPAC   s initial
         public offering.
Unaudited Pro Forma Condensed Combined Financial Information, page 151

4. We note that on November 22, 2022, noco-noco entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, pursuant to which you are obligated to pay a one-off, refundable prepayment of the royalty of $30 million to 3DOM Alliance and the prepayment shall be payable over a series of installments after the consummation of the
         Business Combination. Please explain why the liability and required payment is not reflected in the historical and pro forma financial statements. Additionally, expand your disclosures to describe what the royalty is for, why your are prepaying, and for which circumstances the prepayment is refundable.
Noco-noco Pte. Ltd.
Unaudited Condensed Combined Statement of Operations, page 154

5. Please revise the research and development line item for the historical entity that incurred the costs of $137,412, or remove from the amounts from pro forma combined columns, accordingly.
Unaudited Condensed Combined Statement of Operations, page 154

6.       Please change the title to read Unaudited    Pro Forma    Condensed
Combined Statement of
         Operations.
7.       We note that you included noco-noco   s statement of operations for
the six-month ended
         December 31, 2022. Please revise to present noco-noco   s statement of
operations for the
         year ended December 31, 2022. In a separate note, disclose how you
derived noco noco   s
         operations for the year ended December 31, 2022, by adding its statement of operations for the six months ended June 30, 2022, and the statement of operations for the six months ended December 31, 2022. Revise all disclosures and tables related to Pro Forma information based on this comment.
8. Also in this regard, you referred to Note 5 on page 155. Note 5 is not included in this filing. Revise your disclosure based on the above comment.
9.       You disclosed on page 155 that Subco   s audited statement of
operations for the year
         ended December 31, 2022 is included elsewhere in this proxy statement/prospectus. The audited statement of operations of Subco is for the year ended June 30, 2022. Please revise.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
June 1, 2023NamePrime Number Holding Limited
June 1,
Page 3 2023 Page 3
FirstName LastName
Note 1 Basis of Presentation, page 155

10. Please disclose that the pro forma information reflects a PubCo Per Share Price of $10.25 based on the estimated redemption price of $10.25 per share as of September 30, 2022, if true.
Note 3 Adjustments to Unaudited Pro forma Condensed Combined Statement of Financial
Position, page 156

11. Regarding adjustment d). Please tell us which entity has incurred or will incur the estimated transaction costs of $3,754,271. In this regard, we remind you that certain transaction costs incurred by the accounting acquirer, noco-noco, my be offset in additional paid-in capital, however costs incurred by PNAC are considered costs of the merger and should be recorded in accumulated deficit and classified as expenses in your pro forma statement of operations.
Noco-noco's Business
Legal Proceedings, page 204

12. We note your added disclosure on page 68 that you are currently involved in civil litigation relating to an alleged breach of a share swap agreement. Please advise whether the outcome of the civil litigation would materially effect your business. If so, revise this section accordingly.
Noco-Noco Pte. Ltd.
Unaudited Condensed Combined Balance Sheets, page F-2

13. The sum of the total current liabilities of $1,877,603, and the operating lease liability-non current of $124,198 is $2,002,521. Please revise.
Exhibits

14. Exhibits 3.3 and 3.4 are not in a text-searchable format. Please file revised exhibits.
15. Paragraphs 2(f) and 2(i) appear to involve inappropriate assumptions by counsel. Please file a revised opinion.
 Dongfeng Wang
FirstName  LastNameDongfeng
Prime Number   Holding LimitedWang
Comapany
June 1, 2023NamePrime Number Holding Limited
June 1,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andi Carpenter at (202) 551-3645 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Geoffrey Kruczek at
(202) 551-
3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Arila Zhou